HIGH RIVER LIMITED PARTNERSHIP
                           c/o Icahn Associates Corp.
                                767 Fifth Avenue
                             New York New York 10153



VIA FACSIMILE and FEDERAL EXPRESS

Board of Directors
Hallwood Realty LLC
3710 Rawlins, Suite 1500
Dallas, Texas 75219-4998

July 2, 2003

RE:  Hallwood Realty Partners, L.P.

Gentlemen:

     Yesterday we received a letter from Mr. Guzzetti dated June 30, 2003 concerning our tender offer (the "Offer") for any and all of the limited partner units in Hallwood Realty Partners, L.P. (the "Partnership") for $100 per unit. At the time we commenced the Offer, we requested that you redeem the rights under the Partnership's Rights Plan or otherwise make the Offer exempt from the Rights Plan, so that unit holders can decide for themselves if they wish to sell. We continue to believe that unit holders should be permitted to exercise that right.

     Previously, and in Mr. Guzzetti's letter, Hallwood has referred to our offer as "inadequate". The Offer represents a premium of 40% over the unaffected market price prior to our purchase. As Vice-Chancellor Strine noted at the June 24, 2003 hearing, unit holders "have been offered the best price by far that's ever been available in the history of" the Partnership. Moreover, as was stated at the hearing, your own financial advisor is of the view that it is highly unlikely that, without the Offer, the units will trade at this level given your unwillingness to make fundamental structural changes to the Partnership. We note that in both absolute dollars and as compared to market value, the purchase price in our Offer is substantially more beneficial to unit holders than the price paid in your 1995 transaction.

     We are once again reaching out to you to initiate a dialogue about our Offer. We believe that we have made a fair offer and that individual unit holders should be permitted to decide for themselves if they wish to accept it. Given the beneficial nature of our current proposal, both as regards the $100 price and the structural components of an any and all offer with no minimum condition, we do not desire to simply "bid against ourselves" by raising our Offer. As our prior efforts to communicate with you indicate, we have been and remain willing to meet and negotiate regarding the Offer. In addition, if you believe there are strategic alternatives or other changes that may be available to the Partnership that would allow it to achieve greater value for all unit holders, we would also be willing to discuss any of those matters. To the extent that you are concerned about any second step transaction or other matters, we welcome the opportunity to discuss those concerns with you. In this regard we note that, as our Offer is for any and all of the units, we would be willing to discuss acquisition of the Partnership, for example, through a merger transaction, if that would help to address the concerns referred to in Mr. Guzzetti's letter.

     Mr. Guzzetti seemed to indicate in his letter that we would have to raise our Offer as the "price of admission" for the Board to even talk to us. We consider that statement to be inappropriate and not productive and hope that it does not reflect the view of the Board of the General Partner, which owes fiduciary duties to all unit holders.

     We look forward to meeting with you. Please feel free to contact my assistant at 212-702-4309 to arrange that meeting.

                                  Very truly yours,

                                  High River Limited Partnership
                                  By:  Barberry Corp., its General Partner


                                  By: /s/ Carl C. Icahn
                                           Carl C. Icahn